Changed investment policy-Putnam  High Income Opportunities
Trust

Under normal circumstances, the fund will invest at least 80% of its net assets in fixed income securities (including debt instruments and convertible securities) rated below investment grade (e.g., below BBB/Baa) by at least one nationally recognized rating agency (or nonrated securities Putnam believes are of equivalent credit quality).